Cusip # 7458B104

Item 1:           Reporting Person - Chun P. Chiu (Tax ID: ###-##-####)
Item 4:           United States of America
Item 5:           350,444
Item 6:           None
Item 7:           350,444
Item 8:           None
Item 9:           350,444
Item 11:          4.5%
Item 12:          IN